August 7, 2007

VIA EDGAR AND FACSIMILE

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	MercadoLibre, Inc.

Registration Statement on Form S-1

File No. 333-142880

Dear Ms. LaMothe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MercadoLibre, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 1:00 p.m. Eastern time on August 9, 2007, or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MERCADOLIBRE, INC.

By:	/s/ Marcos Galperin
Name: Marcos Galperin Title: President and Chief Executive Officer

cc:	S. Todd Crider, Esq.

Edward W. Elmore, Jr., Esq.

John F. Haley, Esq.

Nicolás Szekasy

Rachel Zablow

J.P. MORGAN SECURITIES INC.	MERRILL LYNCH, PIERCE, FENNER
277 Park Avenue	& SMITH INCORPORATED
New York, New York 10172	4 World Financial Center
New York, New York 10080

August 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	MercadoLibre, Inc. (the “Company”)
Common Stock
Registration Statement on Form S-1 (File No. 333-142880)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 1:00 p.m. (New York City time) on August 9, 2007 or as soon thereafter as practicable.

The following information with respect to the distribution of the preliminary prospectus dated July 27, 2007 (the “Preliminary Prospectus”) is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The number of Preliminary Prospectuses distributed between July 27, 2007 and August 7, 2007 is as follows:

No. of Preliminary Prospectuses
To Prospective Underwriters	8,420
To Institutions and Individuals	4,551
To Others	110
Total	13,081

Very truly yours,

J.P. MORGAN SECURITIES INC.

For itself and on behalf of the several Underwriters listed in the Underwriting Agreement.

By	/s/ Daniel Darahem
Daniel Darahem
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

For itself and on behalf of the several Underwriters listed in the Underwriting Agreement.

By	/s/ Daniel Gonzalez
Daniel Gonzalez
Authorized Signatory